UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO.1)*

James River Coal Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

470355207

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 470355207	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Silverback Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,444,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,444,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,444,400*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The Reporting Persons own convertible notes of the Issuer.  The aggregate amount beneficially owned by the Reporting Persons and the percent of class that such amount represents reflect the number of common shares that would be held by the Reporting Persons if the convertible notes are fully executed.

CUSIP NO. 470355207	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Silverback Arbitrage Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The Reporting Persons own convertible notes of the Issuer.  The aggregate amount beneficially owned by the Reporting Persons and the percent of class that such amount represents reflect the number of common shares that would be held by the Reporting Persons if the convertible notes are fully executed.

CUSIP NO. 470355207	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elliot Bossen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,444,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,444,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,444,400*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The Reporting Persons own convertible notes of the Issuer.  The aggregate amount beneficially owned by the Reporting Persons and the percent of class that such amount represents reflect the number of common shares that would be held by the Reporting Persons if the convertible notes are fully executed.

CUSIP NO. 470355207	13G	Page 5 of 9 Pages

Item 1.	(a)	Name of Issuer:

James River Coal Company

	(b)	Address of Issuer’s Principal Executive Offices:

901 East Byrd Street
Suite 1600
Richmond, VA 23219

Item 2.	(a)	Name of Person Filing:

Silverback Asset Management, LLC
Silverback Arbitrage Master Fund Limited
Elliot Bossen

	(b)	Address of Principal Business Office or, if None, Residence:

Silverback Asset Management, LLC
1414 Raleigh Road
Suite 250
Chapel Hill, NC 27517

Silverback Arbitrage Fund Limited
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Cayman Islands

Elliot Bossen
c/o Silverback Asset Management, LLC
1414 Raleigh Road
Chapel Hill, NC 27517

	(c)	Citizenship:

Silverback Asset Management, LLC – Delaware
Silverback Arbitrage Master Fund Limited – Cayman Islands
Elliot Bossen – United States

	(d)	Title of Class of Securities:

Common Stock, Par Value $0.01 per share

	(e)	CUSIP Number:

470355207

Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

CUSIP NO. 470355207	13G	Page 6 of 9 Pages

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Silverback Asset Management, LLC: 3,444,400
		Silverback Arbitrage Master Fund Limited: 3,000,000
		Elliot Bossen: 3,444,400

	(b)	Percent of class:

		Silverback Asset Management, LLC: 8.7%
		Silverback Arbitrage Master Fund Limited: 7.7%
		Elliot Bossen: 8.7%

	(c)	Number of shares as to which Silverback Asset Management, LLC has:

		(i)	Sole power to vote or to direct the vote	0

		(ii)	Shared power to vote or to direct the vote	3,444,400

		(iii)	Sole power to dispose or to direct the disposition of	0

		(iv)	Shared power to dispose or to direct the disposition of	3,444,400

	Number of shares as to which Silverback Arbitrage Master Fund Limited has:

		(i)	Sole power to vote or to direct the vote	0

		(ii)	Shared power to vote or to direct the vote	3,000,000

		(iii)	Sole power to dispose or to direct the disposition of	0

		(iv)	Shared power to dispose or to direct the disposition of	3,000,000

	Number of shares as to which Elliot Bossen has:

		(i)	Sole power to vote or to direct the vote	0

		(ii)	Shared power to vote or to direct the vote	3,444,400

		(iii)	Sole power to dispose or to direct the disposition of	0

		(iv)	Shared power to dispose or to direct the disposition of	3,444,400

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

N/A

CUSIP NO. 470355207	13G	Page 7 of 9 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 470355207	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014
Date

SILVERBACK ASSET MANAGEMENT, LLC*

By:	/s/ Elliot Bossen
Name:	Elliot Bossen
Title:	Managing Member

SILVERBACK ARBITRAGE MASTER FUND LIMITED

By:	/s/ Andrew Chacos
Name:	Andrew Chacos
Title:	Director

ELLIOT BOSSEN*

/s/ Elliot Bossen

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the Reporting Persons’ pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP NO. 470355207	13G	Page 9 of 9 Pages

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 12, 2014 relating to the Common Stock, par value $0.01 per share, of James River Coal Company shall be filed on behalf of the undersigned.

February 12, 2014
Date

SILVERBACK ASSET MANAGEMENT, LLC

By:	/s/ Elliot Bossen
Name:	Elliot Bossen
Title:	Managing Member

SILVERBACK ARBITRAGE MASTER FUND LIMITED

By:	/s/ Andrew Chacos
Name:	Andrew Chacos
Title:	Director

ELLIOT BOSSEN

/s/ Elliot Bossen